SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

INCO LIMITED

(Name of Subject Company (Issuer))

COMPANHIA VALE DO RIO DOCE

and

CVRD CANADA INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

CUSIP NO. 453258402

___________________

(CUSIP Number of Class of Securities)

Clovis Torres Junior

Companhia Vale do Rio Doce

Av. Graça Aranha 26

Rio de Janeiro, Brazil

(55) 21 3814-4477

Copies to:

William J. Braithwaite Kenneth G. Pogrin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 (416) 869-5500	Jeffrey S. Lewis David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $17,737,464,767.94 Amount of Filing Fee** $1,897,908.73

*

For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 231,082,041 shares of common stock of Inco Limited (“Inco”), which is the estimated number of outstanding shares of common stock of Inco as of June 16, 2006 assuming full conversion of all outstanding exercisable options, warrants and convertible debentures for shares of common stock and (ii) the tender offer price of Cdn.$86.00 per Share. The Transaction Valuation was converted into U.S. dollars at the rate of U.S.$1.00 = Cdn.$1.1204, which was the rate of exchange reported by the Federal Reserve Bank of New York which appeared on Reuters Screen 1FED at 10:00 a.m. (New York time) on August 10, 2006.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.010700% of the aggregate Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $1,897,908.73	Filing Party: Companhia Vale do Rio Doce
	Form or Registration No.: Schedule TO	Date Filed: August 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on August 14, 2006 by Companhia Vale do Rio Doce, a corporation existing under the laws of Brazil (“CVRD”), and CVRD Canada Inc., a corporation existing under the laws of Canada and a wholly owned subsidiary of CVRD (“Offeror”).

The Schedule TO relates to the offer by Offeror to purchase all of the outstanding common shares of Inco Limited, a corporation existing under the laws of Canada (“Inco”), together with associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plan of Inco (together, the “Shares”), and including any Shares that may become issued and outstanding after the date of the Offer (as defined below) but prior to September 28, 2006, or such later date as is set out in a notice of variation of the Offer issued at any time extending the period during which Shares may be deposited into the Offer, upon the conversion or exercise of any securities of Inco (other than SRP Rights) that are convertible or exercisable for Shares, at a purchase price of Cdn.$86.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer and Circular dated August 14, 2006 (the “Offer and Circular”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Offeror and CVRD. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO, including the Offer and Circular.

Item 1.	Summary Term Sheet

The third paragraph following the question “How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?” in the section entitled “Summary Term Sheet” on page 3 of the Offer and Circular is amended by deleting the paragraph and replacing it in its entirety with the following:

“For more information on Canadian federal income tax consequences of the transaction, see “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular.”

The second paragraph following the question “How will U.S. taxpayers be taxed for U.S. federal income tax purposes?” in the section entitled “Summary Term Sheet” on page 4 of the Offer and Circular is amended by deleting the paragraph and replacing it in its entirety with the following:

“For more information on U.S. federal income tax consequences of the transaction, see “Certain U.S. Federal Income Tax Considerations” in Section 19 of the Circular.”

The first sentence of the third paragraph following the heading “Canadian Federal Income Tax Considerations” in the section entitled “Summary” on page 14 of the Offer and Circular is amended by deleting the sentence and replacing it in its entirety with the following:

“For more information on Canadian federal income tax consequences of the transaction, see “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular.”

The first two sentences of the second paragraph following the heading “U.S. Federal Income Tax Considerations” in the section entitled “Summary” on page 14 of the Offer and Circular is amended by deleting the sentences and replacing them in their entirety with the following:

“For more information on U.S. federal income tax consequences of the transaction, see “Certain U.S. Federal Income Tax Considerations” in Section 19 of the Circular.”

Item 4.	Terms of the Transaction

The penultimate sentence of the paragraph following the heading “Determination of Validity” in the section entitled “Manner of Acceptance” on page 18 of the Offer and Circular is amended by deleting the sentence and replacing it in its entirety with the following:

“The Offeror’s interpretation of the terms and conditions of this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding, subject to review by a court of competent jurisdiction.”

The penultimate paragraph in the section entitled “Conditions of the Offer” on page 22 of the Offer and Circular is amended by inserting the following two sentences immediately before the last sentence of the paragraph:

“For the avoidance of doubt, the fulfillment or non-fulfillment of any condition that refers to a Compulsory Acquisition, a Subsequent Acquisition Transaction or any other fact or event that, by its terms, will occur following the expiration of the Offer, will be determined at or prior to the Expiry Time. All conditions to the Offer must be satisfied or waived at or prior to the expiration of the Offer.”

The last sentence of the sixth paragraph in the section entitled “Other Terms of the Offer” on page 28 of the Offer and Circular is amended by deleting the sentence and replacing it in its entirety with the following:

“The Offeror, in its sole discretion, shall be entitled to make a final and binding determination on all questions relating to this Offer, the Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery, the validity of any acceptance of this Offer and the validity of the withdrawal of any Shares, subject to review by a court of competent jurisdiction.”

Item 11.	Additional Information

The fourth paragraph following the heading “Competition Act” in the section entitled “Regulatory Matters” on page 36 of the Offer and Circular is amended by adding the following two sentences at the end of the paragraph:

“On August 14, 2006, the Offeror caused pre-merger notification materials and a request for an ARC in respect of the Offer to be filed with the Commissioner, pursuant to the requirements of the Competition Act. The Commissioner issued an ARC in respect of the Offer on August 30, 2006.”

The fourth paragraph following the heading “Investment Canada Act” in the section entitled “Regulatory Matters” on page 37 of the Offer and Circular is amended by adding the following sentence at the end of the paragraph:

“On August 14, 2006, the Offeror caused an application for review to be filed with the Investment Review Division of Industry Canada in respect of the Offer, pursuant to the requirements of the Investment Canada Act.”

The fourth paragraph following the heading “HSR Act” in the section entitled “Regulatory Matters” on page 37 of the Offer and Circular is amended by adding the following two sentences at the end of the paragraph:

“On August 14, 2006, the Offeror caused a notification form to be filed with the Antitrust Division of the U.S. Department of Justice and with the Federal Trade Commission in respect to the Offer, pursuant to the requirements of the HSR Act. On August 29, 2006, the waiting period under the HSR Act terminated.”

The seventh paragraph following the heading “EC Merger Regulation” in the section entitled “Regulatory Matters” on page 38 of the Offer and Circular is amended by adding the following sentence at the end of the paragraph:

“On August 31, 2006, the Offeror caused a pre-merger notification on Form CO to be filed with the EC, pursuant to the requirements of the EC Merger Regulation.”

Item 12.	Exhibits

(a)(5)(A)	Press release of CVRD dated September 1, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2006

COMPANHIA VALE DO RIO DOCE

By: /s/ Fábio de Oliveira Barbosa
Name: Fábio de Oliveira Barbosa
Title: Chief Financial Officer

By: /s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Executive Officer

CVRD CANADA INC.

By: /s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer

By: /s/ Clovis Torres Junior
Name: Clovis Torres Junior
Title: Director

EXHIBIT INDEX

(a)(1)(A)	Offer and Circular, dated August 14, 2006
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary advertisement, published August 14, 2006
(a)(1)(G)	Letter to Inco Securityholders dated August 14, 2006
(a)(5)(A)	Press release of CVRD dated September 1, 2006
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable